

November 2, 2012

Via U. S. mail
Mr. Eric Takamura
Chief Executive Officer
Nugen Holdings, Inc.
44645 Guilford
Suite 201
Ashburn, Virginia 20147

      Re: **Nugen Holdings, Inc.**
               Form 10-K for the Year Ended September 30, 2011
               Filed January 13, 2012
               File No. 000-52865

Dear Mr. Takamura:

We issued comments on the above captioned filing on September 25, 2012. On October 16, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Julie Sherman at (202) 551-3640 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                        Sincerely,

                        /s/ Kevin L. Vaughn for

                        Amanda Ravitz
                        Assistant Director